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Exhibit 4(t)

Protective Life Insurance Company	P. O. Box 10648	Birmingham, Alabama 35202-0648

RIDER SCHEDULE

Contract #	Owner 1 Name:
Rider Effective Date: { <Date> }
Accumulation Amount on the Rider Effective Date: { $ }
Additional Cost for the Accumulation Benefit on the Rider Effective Date: {0.15%}

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

        We are amending the Contract to which this rider is attached to add a lifetime Guaranteed Minimum Accumulation Benefit ("GMAB", or "the Accumulation Benefit"). The terms and conditions in this rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the rider is terminated. Contract provisions not expressly modified by this rider remain in full force and effect. This rider is issued together with the Lifetime Guaranteed Minimum Withdrawal Benefit Rider or the Lifetime Guaranteed Minimum Withdrawal Benefit Rider with Annual Roll-up (each, the "GMWB rider"). Unless otherwise noted, capitalized terms used in this rider have the same meaning as defined in your GMWB rider.

        Guaranteed Minimum Accumulation Benefit—We guarantee that at the end of the Accumulation Benefit Period your Contract Value will not be less than {100%} of the Accumulation Amount, unless the Accumulation Benefit Period has ended because you established the Benefit Election Date or the GMWB rider terminated. If on that date your Contract Value is less than the Accumulation Amount, we will increase the Contract Value by the amount the Accumulation Amount exceeds the Contract Value. We will allocate that amount to your Contract according to your Benefit Allocation Model.

        Accumulation Benefit Period—The Accumulation Benefit Period begins on the Rider Effective Date and continues through the end of the Valuation Period during which any of the following first occur:

  1.
  the 10th Contract Anniversary following the later of the Rider Effective Date or the Reset Date; or,

  2.
  the date the GMWB rider terminates; or,

  3.
  the Benefit Election Date.

        Resetting the Accumulation Benefit Period—You may reset the Accumulation Amount to the current Contract Value and begin a new Accumulation Benefit Period on the Reset Date. The Reset Date is the end of the Valuation Period that contains the 5th Contract Anniversary following the Rider Effective Date. We must receive your Written Notice instructing us to reset the Accumulation Benefit Period prior to the Reset Date and not later than the oldest Owner's or Annuitant's 85th birthday while the GMWB rider is in force. We will reset the Accumulation Amount and begin a new 10-year Accumulation Period as of the Reset Date provided the Contract Value on that date is greater than the Accumulation Amount and the new Accumulation Benefit Period does not extend beyond the Annuity Commencement Date then in effect.

        You may not reset the Accumulation Benefit Period if you have declined a change in the Benefit Cost of your GMWB rider, as described in the "Benefit Cost" provision of that rider.

        Re-Purchasing the Guaranteed Minimum Accumulation Benefit Rider—After the Accumulation Benefit Period expires, you may—but are not required to—purchase a new Guaranteed Minimum Accumulation Benefit Rider at the then current Benefit Cost. We must receive your Written Notice instructing us to issue a new Guaranteed Minimum Accumulation Benefit Rider prior to the end of the current Accumulation Benefit Period and not later than the oldest Owner's or Annuitant's 85th birthday while the GMWB rider is in force. The Accumulation Benefit Period for the new Guaranteed Minimum Accumulation Benefit rider may not extend beyond the Annuity Commencement Date in effect on the new Rider Effective Date.

        The Rider Effective Date for the new Guaranteed Minimum Accumulation Benefit rider will be the Contract Anniversary on which the prior Guaranteed Minimum Accumulation Benefit Rider ends and the Accumulation Amount on the new Rider Effective Date will be equal to the Contract Value as of that date. We will increase the Accumulation Amount dollar-for-dollar for Purchase Payments credited to the Contract within 1 year following that date.

        You may not purchase a new Guaranteed Minimum Accumulation Benefit rider when the current Accumulation Benefit Period ends if you have declined a change in the Benefit Cost of your GMWB rider, as described in the "Benefit Cost" provision of that rider.

        Determining the Accumulation Amount—The Accumulation Amount on the Rider Effective Date is shown on the Rider Schedule. Thereafter, we increase the Accumulation Amount dollar-for-dollar for Purchase Payments credited to the Contract within 1 year of the Rider Effective Date. Withdrawals from the Contract during the Accumulation Benefit Period reduce the Accumulation Amount in the same proportion that the withdrawal reduced the Contract Value.

        Additional Benefit Cost—On the Rider Effective Date, the annualized Additional Benefit Cost of this Accumulation Benefit as a percentage of the Benefit Base is shown on the Rider Schedule. The Additional Benefit Cost will not increase while this rider is in force unless you exercise your right to reset the Accumulation Benefit Period, as described in the "Resetting the Accumulation Benefit Period" above, and the Benefit Cost on the Reset Date is different than the Benefit Cost on the Rider Effective Date. In that case, your Benefit Cost for the remainder of the Accumulation Benefit Period will be the current Additional Benefit Cost as of the Reset Date.

        Termination—This rider, every benefit it provides, and deduction of the Additional Benefit Cost terminate at the end of this rider's Accumulation Benefit Period. If, after termination, you reinstate your GMWB rider as provided in its "Termination" provision, this rider will also be reinstated, unless this rider's Accumulation Benefit would have otherwise expired.

        Signed for the Company and made a part of the Contract as of the Rider Effective Date.

Protective Life Insurance Company

Secretary

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  Exhibit 4(t)
GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER